FULLCIRCLE REGISTRY, INC.
161 ALPINE DRIVE
SHELBYVILLE, KENTUCKY 40065
PHONE: (502) 410-4500 FAX (502) 633-6163

August 28, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE: **FullCircle Registry, Inc. (the "Company")**
Response to Letter from SEC dated May 7, 2009
File No. 333-152062

To Whom It May Concern:

The following letter has been prepared in response to the Securities and Exchange Commission's (the "Commission") letter of May 7, 2009, requesting of certain items with regard to the Form S-1 registration statement filed by the Company on July 1, 2008.

The company will file Amendment No. 2 to Form S-1 contemporaneously with the filing of this letter. The following clarifications have been made to Amendment No. 2 pursuant to the Commission's request:

SEC Comment:
Form S-1

General

1. **Please note where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.**

2. **Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We will need time to review these documents once they are filed, and we may have comments on them.**

Company Response:
These items have been identified on the Exhibits list and have been filed with the most recent amended registration statement.

SEC Comment:

3. **We note you statement under the Table of Contents that "[m]arket data and industry statistics used throughout this Prospectus are based on independent industry publications, reports by market research firms and other published independent sources and [s]ome data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources." Please identify the independent sources of information that provide the basis for your statements. In addition, where you refer to conclusions based on "your research," please describe the methods by which you have conducted your research and the conclusions reached.**

Company Response:
Industry publications and research methodologies have been identified throughout the amended registration statement.

SEC Comment:

4. **Please provide the basis for the following statements or consider revising your disclosure to delete the reference:**
    - **On page 21, "With our additional products, we expect to double the gross revenue with each new agency...";**

Company Response:
The discussion of anticipated revenue from agency acquisitions has been significantly expanded. See page 36 for details.

SEC Comment:

- **On page 21, "Research shows that the average age of the owners of the independent insurance agencies in our country is 53 years old."; and,**

Company Response:
This statement has been supported. See page 37.

SEC Comment:

- **On page 21, "Like other businesses, the independent insurance agents of rural America are having a problem 'selling' their books of business."**

Company Response:
This statement was generated by our first hand discussions with agency owners that wish to sell their business and retire. In addition there are numerous articles on the Internet that discusses exit plan problems and issues. Exit plan issues are being exposed in the media for all kinds of small business. It was decided to not include this research due to the length of the many articles. See generally the discussion beginning on page 37.

SEC Comment:

5. **We note that on page 3 you have included certain statements made by your CEO as excerpted from your website. We also note on page 23 that you have included a mailing sent to potential customers in relation to your prescription services on page 23. Please note that statements that attempt to market you products are not appropriate for inclusion in your prospectus. Please delete these statements and any similar marketing-based disclosure in your registration statement. In particular, we also note your statement on page 22 that "People like to trust their financial matters with those they see at the local high school ball games, their local Chamber of Commerce, or the Rotary club meeting" and on page 26, the paragraph beginning with your statement that "...the time has come to seriously treat the Prescription Services business as total fulfillment process."**

Company Response:
These references have been removed or otherwise revised.

SEC Comment:

6. **We note that you discuss and make comparisons with various companies throughout your registration statement, such as Western Union, H&R Block, Edward Jones, and Google. In light of your limited operating history, please consider revising your disclosure to limit discussion to your company's proposed offering and potential operating businesses. You should distinguish clearly between the nature and extent of your current operations as contrasted with the operations in which you intend to engage in the future.**

Company Response:
These references have been removed or otherwise revised to avoid confusion.

SEC Comment:

7. **We note the projections contained in your filing. Your attention is directed to the guidance on projections provided by Item 10 of Regulation S-K.**

Company Response:
The projections throughout have been revised and expanded to bring them in conformity with Regulation S-K.

SEC Comment:

8. **Please revise the disclosure to delete the reference to "acceptance by the Securities and Exchange Commission." Similar revisions should be made throughout the prospectus.**

Company Response:
These references have been revised.

SEC Comment:

9. **Clearly state that there is no minimum amount of securities that must be sold in the offering.**

Company Response:
This language has been included throughout the registration statement.

SEC Comment:

10. **Please revise the table to reflect the aggregate minimum amount of the offering as well as the maximum amount as requested by Item 501(a)(3) of Regulation S-K.**

Company Response:
This language has been included throughout the registration statement.

SEC Comment:

11. **Please state the extent to which there are any arrangements to place the funds received in the offering into an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors. See Item 501(a)(8)(iii) of Regulation S-K.**

Company Response:
The Board of Directors have made provisions for an escrow account with Republic Bank branch in Shelbyville to handle funds from the offering. This arrangement has been disclosed in the registration statement.

SEC Comment:

12. Include the date of the prospectus as requested by Item 501(a)(9) of Regulation S-K.

Company Response:
This item has been included.

SEC Comment:

13. We note your statement on page 1 that you have a "multi-faceted growth strategy" that will build on your "integral role in the insurance process." Please provide your basis for this statement in light of your limited experience in the insurance business. Please revise this statement or delete reference to your "integral role in the insurance process."

Company Response:
This statement has been revised and the discussion of the "multi-faceted growth strategy has been expanded throughout the registration statement.

SEC Comment:

14. Please identify the key factors and assumptions that provide the basis for your revenue projections. In addition, please include projections for other financial terms such as net income (loss) and earnings (loss) per share to provide a balanced presentation of your potential financial results.

Company Response:
The income projections have been expanded and assumptions have been discussed beginning on page 2.

SEC Comment:

16. We note that your insurance agency operations have not yet begun "since you are awaiting the approval for funding." Please expand the discussion to clarify whether you are waiting for your board of directors to authorize the expenditure of the registrant's funds for such purposes or whether you are waiting to obtain the necessary financing.

Company Response:
This statement has been revised and clarified throughout the registration statement.

SEC Comment:

17. Please expand the discussion to briefly describe your prescription services the first time you refer to such operations.

Company Response:
The discussion of the prescription services to be offered has been expanded beginning on page 3.

SEC Comment:

18. We note your reference to the AMPO II database of potential customers on page 2. Given the importance of this database to your company's operations, please identify and describe the database and its origin upon your first reference. In addition, throughout your disclosure where you refer to a "name database", please clarify whether you are referring to the AMPO II customer database.

Company Response:

A discussion of the AMPO II database has been added to page 4.

SEC Comment:

19. We note your reference to your agreement with a Canadian pharmacy. Please expand the discussion to explain what you mean by the term "shop the world."

Company Response:

"Shop the world" has been discussed at page 4.

SEC Comment:

20. Please file the Canadian pharmacy and call center agreements as exhibits or tell us why you have not done so. We may have additional comments.

Company Response:

These agreements have been attached to the amended registration statement.

SEC Comment:

21. Please expand the discussion to explain why the call center has contacted AMPO customers, the nature and purpose of the contact, and how the results "are above expectations."

Company Response:

We have run a test with the call center to determine the value of the phone number list. In our mission to utilize our database through phone calls or mailings, we desire to find out the most profitable way in reaching the AMPO II Customers. This was done as a test only to determine if we needed to utilize a call center to access our customers. Since our list is composed of AMPO II customers that were jointly services by FullCircle, we are allowed to contact them to find out if they need continued assistance. This has been added to the discussions of AMPO throughout the registration statement.

SEC Comment:

22. Please revise the description of the marketing for your prescription program to explain how the entities you list will contribute to your marketing efforts.

Company Response:
We have expanded the discussion of the marketing of the prescription program on page 5.

SEC Comment:
23. Please define the term "Medicare Donut Hole" on page 2.
Company Response:
This term has been defined on page 3.

SEC Comment:
24. We note you have entered into an agreement with Acap Security, Inc. in relation to the offering of a health card for your clients. Please describe the terms of this agreement and file the agreement as an exhibit to your registration statement.

Company Response:
These agreements have been described in the registration statement and attached as exhibits thereto.

SEC Comment:
25. Please describe your MISO agreement with Pin Pay, Inc. and file the agreement as an exhibit to your registration statement.

Company Response:
The MSIO agreement has been described and attached.

SEC Comment:
26. We note your statement that the money transfers via the FullCircle PinPay card will allow the transfer of money at a "much lower cost that Western Union." Please provide the basis for this statement or delete this reference.

Company Response:
This reference has been deleted.

SEC Comment:
27. Please delete your statement on page 4 that "[e]xcept as otherwise noted…the Offering should have no dilutive effect on the class A common stock" in light of the significant dilutive that will occur upon exercise of the class B preferred stock.

Company Response:
The reference has been deleted.

SEC Comment:

28. We note the revenue projections for your prescription services and the timelines based on the assumptions of available funding. Please consider expanding the discussion to describe the nature of these assumptions and whether the requisite funding will be obtained from the offering proceeds or another source. If the proposed allocation of offering proceeds or the priority of such allocation are inadequate to provide the appropriate funding, consideration should be given to the relevance and significance of the projections and their inclusion in the prospectus. In this regard, we note the discussion of "use of proceeds" on page 5.

Company Response:

The "Use of Proceeds" and "Risk Factors" sections have been revised to include this discussion.

SEC Comment:

Offering Details, page 5

29. Please revise your "Risk Factors" subsection on page 6 so that instead of just providing cross-reference to your "Risk Factors" section, you provide a bullet list describing the most significant factors that you discuss in the "Risk Factors" section.

Company Response:

The list of the most significant risk factors on page 11 has been bulleted.

SEC Comment:

Balance Sheet Summary, page 7

30. Please identify the "other assets" that you refer to in your balance sheet summary.

Company Response:

The Balance Sheet Summary on page 7 is a non-detail view of the Balance Sheet. Our Full Detailed Balance sheet is provided on page F-3. This item has been cross-referenced.

SEC Comment:

Risk Factors, page 8

General

31. Please succinctly state in your subheadings the risks that result from the facts or uncertainties. Some of the current risk factor subcaptions do not adequately describe the risk. For example, some of the subcaptions merely describe an event that may occur, such as "There is no operational history of our Company in the new business areas," and "There is extensive competition in the insurance marketplace…. "

Company Response:
All subheadings in the "Risk Factors" section have been revised.

SEC Comment:
32. Please consider including additional risk factors to prominently disclose the following:

- **A discussion of your operating losses. Quantify the extent of your operating losses for the two most recent fiscal years and the cumulative amount of such losses;**

Company Response:
This risk factor has been included.

SEC Comment:
32. Please consider including additional risk factors to prominently disclose the following:

- **The preparation of your financial statements on a going concern basis and the effect of such an opinion; and**

Company Response:
This comment is confusing. The risk factors have been expanded generally to discuss the financial condition of the company.

SEC Comment:
32. Please consider including additional risk factors to prominently disclose the following:

- **The extent to which your current liabilities exceed your current assets and the fact that current liquidity needs and financial obligations may require the utilization of offering proceeds that will be detrimental to your proposed business plan.**

Company Response:
This comment has been added to the "Risk Factors" section.

SEC Comment:
"There is no operational history of our Company…," page 8

33. Please elaborate on the process by which you "took possession" of the AMPO II database.

Company Response:
This discussion has been included at page 4.

SEC Comment:

34. Please consider revising this risk factor to limit your discussion to the risks noted in the subcaption. Discussion of your ENC product line may not be appropriate in this section.

Company Response:
This item has been removed.

SEC Comment:

35. Please expand the discussion to describe why you acquired AMPO II, what you did to promote its activities, when AMPO II ceased operations and why, and how your proposed operations constitute a new direction.

Company Response:
The reasons for the AMPO II acquisition have been included at page 4.

SEC Comment:

36. Please explain how your current test of the database differs from your prior usage of the database.

Company Response:
This discussion has been included in the registration statement.

SEC Comment:

"There is extensive competition in the insurance marketplace…," page 8

37. Please expand your disclosure to identify the key competitors and key products with which you compete.

Company Response:
This discussion has been expanded on pages 17 and 43.

SEC Comment:

"A limited number of clients account for a material portion of our revenues…," page 10

38. Please disclose the clients to which you are referring to and describe any agreements that underlie your relationship with these entities.

Company Response:
At this time our clients have been individuals and we do not wish to share their names in a public forum.

SEC Comment:
"The market price of our class A common stock may be volatile…," page 13

39. **Please expand the discussion to provide the price range of your common stock for the past two years and as of the most recent date practicable.**

Company Response:
The two-year market pricing of our stock is posted on page 33 in the registration statement.

SEC Comment:
Use of Proceeds, page 15

40. **Please elaborate on the how you will allocate the funds derived from this offering in the event that the full amount is not received. For example, please indicate how you will allocate the proceeds at various benchmarks in the amount of securities you sell, such as at 25%, 50%, 75%, and 100% of expected proceeds.**

Company Response:
This item has been discussed at page 24.

SEC Comment:

41. **Please describe the "factors beyond your control" or "certain costs" that could require you to allocate the funds from the offering otherwise than outlined in your prospectus.**

Company Response:
This comment has been revised.

SEC Comment:
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

42. **Please disclose the following information related to restricted shares, stock options, warrants and preferred stock issued from June 2008 up until the date of effectiveness of your filing as follows:**

- **A discussion of significant factors, assumptions, and methodologies used in determining fair value;**
- **A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and**
- **The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.**

Company Response:
This issue has been discussed throughout the registration statement.

SEC Comment:

Results of Operations for the year ended December 31, 2008 and 2007
Revenue, page 17

43. Please discuss and quantify the nature of the products and services that contributed to your revenues and cost of sales for the twelve months ended December 31, 2008 and 2007. Please also discuss trends in revenues, cost of sales and gross margins.

Company Response:
A discussion of products and trends has been included in the registration statement beginning at page 28.

SEC Comment:

44. Please discuss and quantify the nature of your selling, general and administrative expenses for the twelve months ended December 31, 2008.

Company Response:
A specific list of general and administrative expenses has been included at page 29.

SEC Comment:

45. We note your statements on page 19 that "[m]anagement is currently negotiating with existing shareholders...to obtain working capital to meet current and future obligation and commitments" and that "[m]anagement is confident that these efforts will produce financing to further the growth of the Company." Please elaborate on the subject matter and progress of these negotiations. In addition, please clarify this disclosure in light of your statement on page 16 that the company has not made any plans to raise additional money.

Company Response:
A discussion of management's relationship with existing shareholders appears on page 32 of the registration statement.

SEC Comment:

46. Please indentify the "major insurance company partners" you are referring to on page 21 and describe any agreements or arrangements underlying your relationship with these entities.

Company Response:
A list of companies has been added on page 37 of the draft.

SEC Comment:
Liquidity and Capital Resources, page 18

47. **We note your disclosure on page 18 that your long term liabilities include $150,000 in notes payable to a related party. In addition, we note your disclosure on page F-3 that as of December 31, 2008 you have $248,563 in notes payable attributed to related parties. We also note that you discuss negotiated reductions to your accounts payable on page F-12. Please identify any transactions with related persons and disclose the basis for which the person is a related person, the related persons' interest, the approximate dollar value of the transaction and any other material information regarding the transaction. Please refer to the disclosure requirements in Item 404 of Regulation S-K.**

Company Response:
Transactions with related persons have been disclosed in accordance with Regulation S-K.

SEC Comment:
Market for Common Equity and Related Stockholder Matters, page 20

48. **Please expand the discussion to disclose the approximate number of holders of each class of common equity as of the latest practicable date.**

Company Response:
This is posted on page 34 of the registration statement.

SEC Comment:
Independent Insurance Agency Mergers and Acquisitions ...," page 21

49. **Please expand the discussion to explain the exit plan you plan to offer the owners of the independent insurance agencies you plan to acquire. In this regard, we note you have allocated approximately $35,000 per agency, assuming the planned offering is fully sold.**

Company Response:
The company's plan to acquire additional insurance agencies has been expanded throughout the registration statement.

SEC Comment:
50. **We note that you list "competition in the insurance marketplace" as a competitive advantage and disclose that "it is unlikely that competition will immediately come from within the insurance industry." Please reconsider this statement in light of your risk factor on page 8 in relation to the "extensive competition in the insurance marketplace."**

Company Response:
As disclosed in the registration statement, we have researched the industry and find no other business plan that is targeting rural America for mergers on this scale. We have clarified the risk factors described above to avoid confusion.

SEC Comment:

51. **We note your statement that your "substantial and valuable databases of proprietary client information..." is a critical component of success. Please identify the multiple databases to which you are referring.**

Company Response:
A discussion of "multiple databases" appears at page 4.

SEC Comment:

52. **Please provide additional information regarding the database(s), including when the database was acquired, the age of the database when it was acquired, and the extent to which the database has been tested and updated for accuracy.**

Company Response:
A discussion of the database appears at page 40.

SEC Comment:

Other business opportunities, page 27

53. **Please identify the "new soft card company" with which you have signed an agreement, describe the material terms of the agreement, and file the agreement as an exhibit to registration statement.**

Company Response:
The "new soft card company" has been identified and the agreement has been attached to the registration statement.

SEC Comment:

54. **We note that you "finalized negotiations and contracts" with Global Health Management. Please revise your disclosure to describe the material terms of this arrangement and file any written agreements underlying this relationship as an exhibit to your registration statement.**

Company Response:
The arrangement with Global Health Management has been disclosed and the agreement has been attached as an exhibit to the registration statement.

SEC Comment:

Our Management, page 30

55. **Please revise the disclosure in relation to your executive officers and directors to include the ages and business experience of each individual over the last 5 years, accounting for any gaps in employment. Please include specific information about each individual's business experience, including the names and types of businesses, the positions held, and the periods in which the individual was employed. Please refer to Item 401 of Regulation S-K. In this regard, we also note the discussion of the background of these individuals as described in registrant's Form 10-K.**

Company Response:
Additional information with regard to the officers and directors has been disclosed at page 47.

SEC Comment:

56. **For each director, please indicate when the individual joined the Board of Directors.**

Company Response:
This information appears at page 47.

SEC Comment:

Compensation of Officers and Directors, page 32

57. **Please provide a narrative disclosure of any material factors necessary to understand the compensation paid to your named executive officers. For example, please provide the material terms of each executive officers employment agreement and note whether it is written or unwritten. Please refer to Item 402(o) of Regulation S-K.**

Company Response:
No officers have written agreements since most are now operating in a voluntary capacity. All have shares in the company and will gain incentives when progress determines compensation for performance. The disclosures of the compensation received by the officers and directors appears at page 47.

SEC Comment:

58. **Please disclose the amounts paid to Mr. Oakley in 2007 and 2008 in relation to commissions he received on sales of insurance. Please indicate where this compensation is reported in your summary compensation table.**

Company Response:
Mr. Oakley's commissions are identified as "Other Income" in the S-1. All other information regarding Mr. Oakley is answered in Request #57.

SEC Comment:

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 34

59. Please provide the address for each of the individuals identified in your beneficial ownership table.

Company Response:

All addresses have been added to our beneficial ownership table.

SEC Comment:

60. We note that your beneficial ownership table includes disclosure of the aggregate beneficial ownership of "All Executive Officers, Directors, and major Shareholders as a group." Please note that Item 403 (b) of Regulation S-K requires the disclosure of the aggregate beneficial ownership of all "directors and executive officers" but does not include "major shareholders." In addition, we note your disclosure that the aggregate beneficial ownership reported relates to "5 persons." However, your directors and named executive officers are composed of six individuals. Please revise your table accordingly.

Company Response:

This item has been revised.

SEC Comment:

Unregistered Sales of Equity Securities and Use of Proceeds, page 35

61. We note you currently have commitments for additional promissory notes. Please expand the discussion to provide additional disclosure concerning these commitments, including, but not limited to, the amount of such commitments, the current status of the transaction(s) in which the notes will be issued, the intended use of proceeds from the issuance of the notes, and the circumstances surrounding the issuance of the notes. We may have additional comments.

Company Response:

The company continues to work with investors to provide additional capital as needed. We usually have additional commitments from various shareholders if needed. No specific commitments exist. These notes will be issued at or near market price as needed. In addition the CEO has also made commitments to assist in the needs for capital for the company. The company will report these transactions in all 10Q and 10K reports as they occur.

SEC Comment:
Legal Proceedings, page 35

62. **We note your disclosure in relation to being named as a party in a lawsuit against AMPOII, LLC. Please revise your description of this proceeding to include the name of the court in which the proceedings are being held, the principal parties thereto, the factual basis alleged to underlie the proceeding and the relief sought.**

Company Response:
This disclosure has been revised.

SEC Comment:
Where You Can Find More Information, page 36

63. **It appears you are not eligible to incorporate by reference since you appear to be a registrant offering a penny stock as defined by Rule 3a-51-1 of the Exchange Act. See General Instruction VII D.1(c) to Form S-1. Please advise us or revise accordingly.**

Company Response:
The reference to incorporation by reference has been removed.

SEC Comment:
Financial Statements

Note 1. Significant Accounting Policies
Accounting Method & Revenue Recognition, page F-8

64. **You state that you use the accrual method of accounting to and present your financial statements. However, your revenue recognition policy implies that you recognize revenue when cash is received. Please revise your disclosure for this discrepancy or advise.**

Company Response:
A discussion of revenue recognition has been added on page F-9 of the registration statement.

SEC Comment:
65. **Please explain why there was no depreciation expense for the twelve months ended December 31, 2008.**

Company Response:
All furniture and equipment were all fully depreciated by the end of 2007, as shown on page F-6 of the registration statement. We began to depreciate our database in 2008 and expensed the amount of $12,292 as shown in the Consolidated Statements of Cash Flows on page F-6 in the registration statement.

SEC Comment:

Intangible Assets, page F-11

66. Please tell us why it is appropriate to commence depreciation of the customer database in July 2008 as opposed to upon its acquisition in 2007. Please cite the appropriate accounting literature to support your accounting treatment. In addition, explain why a 15 year depreciable life is reasonable. The valuation report provided in your February 12, 2009 response "determined that a five year life for the database to be the most appropriate" since the customer database is made up of senior citizens.

Company Response:

The customer database, while acquired in 2007, was not placed in service until July 2008. The Company acquired the database before the Company's business model and operational plan were fully developed and implemented. As such, management felt the it was appropriate to delay the depreciation of the asset until it was put to use. We feel that this method better achieved the goals of the matching principles of accounting.

We feel that our method as discussed is in accordance with the guidance in SFAS 142 paragraph 11, which states that "The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flow of that entity." Until the customer database asset was placed in service, as discussed above, we feel that it did not contribute directly or indirectly to our future cash flows.

Further, management feels that a 15 year life is appropriate for the asset in accordance with generally accepted accounting principles and with the provisions of SFAS 142.

SEC Comment:

Note 8. Warrants, page F-15

67. Please tell us how the cancellation of the warrants in 2007 issued to non-employees is accounted for in the financial statements.

Company Response:

The cancellation of warrants has no impact on financial statements other than as a disclosure item.

SEC Comment:

Signatures, page II-3

68. Your registration statement does not appear to have been signed by your principal executive officer or principal financial officer. Please revise your signature page to include the signature of this individual. If an individual serving in both of these capacities has already signed the registration statement, please revise the signature page to indicate this additional capacity in the signature block.

Company Response:

The signature block has been revised.

Please feel free to contact us or our attorney, Matthew D. Watkins at (502)589-4215, if you have any questions with regard to the responses contained herein.

Sincerely,

/s/ Norman L. Frohreich
Norman L. Frohreich, President